UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Li Auto Inc. to Hold Annual General Meeting on May 30, 2025
99.2	Notice of the Annual General Meeting
99.3	Circular
99.4	Form of Proxy for the Annual General Meeting
99.5	Form of Voting Instruction Card for Holders of American Depositary Shares
99.6	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By		/s/ Tie Li
Name	:	Tie Li
Title	:	Director and Chief Financial Officer

Date: April 22, 2025